UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Spark Networks SE

(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

(Title of Class of Securities)

846517100

(CUSIP Number)

Arnt Jeschke

Charlottenstrasse 4

Berlin, Germany 10969

49(0)30300131800

With a copy to:

Tamara Thompson

Thompson Legal Advisory Services

229 Brannan Street, Suite 18G

San Francisco, CA 94107

(415) 495-5224

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rocket Internet SE 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,128,097 (1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,128,097 (1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,097 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Ordinary Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 26,010,365 ADSs outstanding as of July 1, 2019, based on information from the Issuer's Form 6-K filed on July 2, 2019.

CUSIP No. 846517100	13D/A	Page 3 of 4 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is American Depositary Shares, each representing 0.1 Ordinary Share (the "ADSs"), of Spark Networks SE, a company organized under the laws of Germany (the "Issuer"). The principal executive offices of the Issuer are located at Kohlfurter Straße 41/43, Berlin 10999 Germany.

Note: Rocket Internet SE ("Rocket") initially filed this Schedule 13D on January 8, 2018, filed Amendment No. 1 to this Schedule 13D on September 5, 2019, filed Amendment No. 2 to this Schedule 13D on October 3, 2019, filed Amendment No. 3 to this Schedule 13D on October 17, 2019, filed Amendment No. 4 to this Schedule 13D on October 30, 2019, filed Amendment No. 5 to this Schedule 13D on November 5, 2019, filed Amendment No. 6 to this Schedule 13D on November 12, 2019 and filed Amendment No. 7 to this Schedule 13D on November 22, 2019. The purpose of this Amendment No. 8 is to report the sale of ADSs by Rocket and to report that as of December 5, 2019, Rocket beneficially owns less than 5% of the ADSs of the Issuer.

This is the final amendment to the Schedule 13D and constitutes an "exit filing."

Item 5. Interest in Securities of the Issuer.

(a) Rocket is the beneficial owner of 1,128,097 ADSs of the Issuer, which represents approximately 4.34% of the outstanding shares of the ADSs as of July 1, 2019.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rocket that it is the beneficial owner of any ADSs or Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Rocket has sole voting and dispositive power with respect to the ADSs held by Rocket.

(c) Between November 20, 2019 and December 5, 2019, Rocket sold 427,900 ADSs as follows:  26,000 ADSs at $5.48 on November 20, 2019; 20,000 ADSs at $5.44 on November 21, 2019; 50,000 ADSs at $5.28 on November 22, 2019; 31,000 ADSs at $5.21 on November 25, 2019; 18,000 ADSs at $5.33 on November 26, 2019; 18,100 ADSs at $5.34 on November 27, 2019; 42,200 ADSs at $5.08 on December 2, 2019; 16,000 ADSs at $5.02 on December 3, 2019; 5,100 ADSs at $5.00 on December 4, 2019; and 201,500 ADSs at $4.65 on December 5, 2019.  All such sales were made on the open market through a registered broker-dealer.

Rocket has not engaged in any other transactions in Issuer ADSs during the period between the filing of Amendment No. 7 to the Schedule 13D and December 5, 2019.

(d) Not applicable.

(e) As a result of the transactions described herein, on December 5, 2019 Rocket ceased to be the beneficial owner of more than 5% of the ADSs. The filing of this Amendment No. 8 represents the final amendment to this Schedule 13D and constitutes an exit filing for Rocket.

CUSIP No. 846517100	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET INTERNET SE
By: /s/ Arnt Jeschke Name: Arnt Jeschke Title: General Proxyholder Date: December 10, 2019
By: /s/ Arnd Lodowicks Name: Arnd Lodowicks Title: General Proxyholder Date: December 10, 2019